JSAT

CID-B-03-023

February 21, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

03007322

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed documents are as follows:

- Operating Result for the 3rd Quarter Ended December 31, 2002 (dated February 13, 2003)
- JSAT to Propose Increase in Year-end Dividend
- JSAT to Announce New Policy on Acquisition of Treasury Stock

Thank you for your attention and cooperation.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

3/12

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

PRESS RELEASE

February 13, 2003
JSAT Corporation

JSAT to Propose Increase in Year-end Dividend

JSAT Corporation announced today that the Board of Directors would propose an increase in the amount of year-end cash dividend per share for the fiscal year 2002 ending March 31, 2003, as detailed below, in recognition of the support from our shareholders. The proposal is subject to the approval at the 19th Ordinary General Meeting of Shareholders scheduled to be held in late June 2003.

1. Revised Dividend Per Share Forecast for Current Fiscal Year (Ending March 2003)

(¥)

	Previous Forecast (Announced on May 15, 2002)	Revised Forecast	Reference: Dividends for Previous Fiscal Year (Year Ended March 31, 2002)
Interim cash dividend for the FY2002	2,500	2,500	2,500
Year-end cash dividend for the FY2002	2,500	3,500	2,500
Aggregate cash dividends for the FY2002	5,000	6,000	5,000

*JSAT has declared an interim cash dividend of ¥2,500 per share for the current fiscal year.

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

PRESS RELEASE

February 13, 2003
JSAT Corporation

JSAT to Announce New Policy on Acquisition of Treasury Stock

(Acquisition of Own Stock in Accordance with Article 210 of the Japanese Commercial Code)

JSAT Corporation announced that at the meeting held today the Board of Directors resolved the new policy on the acquisition of its own treasury stock. The resolution is subject to the approval at the 19th Ordinary General Meeting of Shareholders scheduled to be held in late June this year. The new policy will take effect after that meeting.

The Board of Directors will propose increasing the limit on the total number of shares of its own stock authorized to be repurchased, which was approved at the 18th Ordinary General Meeting of Shareholders on June 26, 2002. This will enable JSAT to implement its financial policies with greater flexibility in response to the fast-changing business environment. Subsequent to the approval of this proposal, the Board of Directors will determine the aggregate purchase price of shares to be repurchased by taking into account the amount of ¥18.0 billion that had been transferred from additional paid-in capital to other retained earnings.

Reference Information:

Details of Stock Repurchase Plan Approved at JSAT's 18th Ordinary General Meeting of Shareholders

(1) Class of shares authorized to be acquired:
JSAT's shares of common stock

(2) Total number of shares authorized to be acquired:
Up to 6,000 shares

(3) Aggregate purchase price of shares authorized to be acquired:
Up to ¥4.5 billion

(4) Total number of shares already purchased:
4,749 shares (as of February 13, 2003)

(5) Aggregate purchase price of shares already acquired:
¥2,300,764,000 (as of February 13, 2003)

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

February 13, 2003

JSAT Corporation

Operating Results for the 3rd Quarter Ended December 31, 2002

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the third quarter ended December 31, 2002. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)
2. Overview of Results
3. Cash Flows
4. Current Topics
5. Outlook for the Year Ending March 31, 2003
6. Summary of Consolidated Financial Statements (unaudited)
7. Financial Highlights under Japanese GAAP (unaudited)
8. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
9. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

1. Financial Highlights (unaudited)

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Change	Sep. 30, 2002	June 30, 2002
Revenues	11,494	10,618	+8.3	11,423	10,647
Operating Income	3,558	3,132	+13.6	3,203	2,438
Net Income	1,925	1,668	+15.4	1,902	1,048
Total assets	171,214	168,477	+1.6	174,593	178,778
Shareholders' equity	93,932	95,043	-1.2	94,856	96,130
Net operating cash flow	6,238	4,794	+30.1	5,726	8,681
EBITDA	7,693	7,500	+2.6	7,624	6,563
EBITDA margin	66.9%	70.6%	-3.7	66.7%	61.6%
Net income per share	¥5,083.86	¥4,354.34	+16.8	¥4,982.18	¥2,734.90
Weighted average number of shares outstanding	378,592	383,154	-	381,737	383,154

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

2. Overview of Results

Total revenues for the third quarter ended December 31, 2002, increased by ¥876 million, or 8.3%, to ¥11,494 million, compared to ¥10,618 million in the previous third quarter. The main contributing factors were higher revenues from broadcasting services, primarily due to a revenue boost from JCSAT-110 Digital Broadcasting Services, which commenced in the first quarter; and steady revenues from telecommunications carrier services for the NTT Group, which concluded contracts with JSAT for additional services in the second quarter of the current fiscal year.

Operating expenses increased by ¥450 million, or 6.0%, to ¥7,936 million, compared to ¥7,486 million in the same period of the previous fiscal year. This was primarily attributable to an increase in uplink costs associated with the start of JCSAT-110 Digital Broadcasting Services; the transfer of depreciation and in-orbit insurance costs to operating expenses of JCSAT-110; and newly recorded in-orbit insurance costs in line with the roll out of JCSAT-2A services. As a result, operating income increased by ¥426 million, or 13.6%, to ¥3,558 million. Other expenses were ¥158 million, decreased by ¥35 million, or 18.0%, compared to ¥193 million in the previous third quarter, primarily due to the reduction of interest expenses through the repayments of long-term borrowings. JSAT recognized the loss on disposal of terrestrial equipment for JCSAT-2, which ended operations, and on the disposal of certain terrestrial equipment for the N-STARa and N-STARb satellites. As a result, net income increased by ¥256 million, or 15.4%, to ¥1,925 million, compared to ¥1,668 million in the previous third quarter.

EBITDA was ¥7,693 million, or 66.9% as a percentage of total revenues, as compared to ¥7,500 million, or 70.6% as a percentage of total revenues for the previous third quarter.

Revenues for each service in the third quarter were as follows:

(1) Telecommunications Business Services

Revenues from telecommunications business services decreased by ¥205 million, or 5.7%, to ¥3,403 million, compared to ¥3,608 million for the previous third quarter. This was mainly due to factors such as bandwidth reductions at certain customers. Meanwhile, usage of satellite telecommunications services by broadcasting stations rose in line with the growing number of international television broadcasts in the third quarter. In addition, as for international services, JSAT acquired new contracts for video transmission directed at the Asia-Pacific region using transponders for international telecommunications on-board the JCSAT-2A satellite, which entered service in May 2002, and JCSAT-3. JSAT also won new

contracts for data communications networks linking corporations based in Southeast Asian nations and other services, in line with strong demand for those services. Also noteworthy was the fact that some existing customers increased transponder bandwidth.

(2) Satellite Broadcasting Services

Revenues from satellite broadcasting services rose by ¥940 million, or 20.9%, to ¥5,435 million, compared to ¥4,495 million in the previous third quarter. The main contributing factor was the boost from newly recorded revenues from JCSAT-110 Digital Broadcasting Services since the first quarter; and the steady escalation of service fees related to JCSAT-4A used for Sky PerfecTV*!* services. Meanwhile, although there was a slight decline in the number of licensed broadcasters for SKY PerfecTV*!* services, several licensed broadcasters moved to add more channels.

(3) Telecommunications Carrier Services

Revenues from telecommunications carrier services increased ¥234 million, or 10.7%, to ¥2,418 million in the previous third quarter. The main contributing factor was stable revenues from telecommunications carrier services provided for the NTT Group relating to JSAT's higher ownership stake in the N-STARa and N-STARb satellites, which were transferred to JSAT in the second quarter.

(4) Other Services

Revenues from other services decreased by ¥93 million, or 28.2%, to ¥238 million, compared to ¥331 million in the previous third quarter. During the previous third quarter, JSAT gained revenues from a joint research project to explore the use of satellites to solve the digital divide.

Revenues for each service were as follows.

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Change	Sep. 30, 2002	June 30, 2002
Telecommunications business services	3,403	3,608	-5.7	3,351	3,457
Satellite broadcasting services	5,435	4,495	+20.9	5,404	4,821
Telecommunications carrier services	2,418	2,184	+10.7	2,418	2,106
Others	238	331	-28.2	250	264
Total	11,494	10,618	+8.3	11,423	10,647

3. Cash Flows

Net cash provided by operating activities in the third quarter increased by ¥1,443 million to ¥6,238 million, compared to ¥4,794 million in the previous third quarter. This increase was mainly attributable to the Company's good business performance and an increase in advance receipts.

Net cash used in investing activities was ¥3,841 million, Payments for property and equipment totaled ¥12,526 million, including advance payments of ¥10,920 million for future launches of satellites; a ¥353 million payment for acquiring Horizons-1; and ¥549 million for the construction of new facilities at the Yokohama Satellite Control Center.

Net cash used in financing activities was ¥3,178 million. The primary uses of cash were ¥2,083 million for the repayment of long-term borrowings; ¥796 million for dividend payments; and ¥161 million for the acquisition of treasury stocks.

As a result, cash and cash equivalents at the end of the third quarter were ¥3,708 million, compared to ¥2,737 million at the end of the previous third quarter.

The summary of the cash flow statements is as follows:

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Sep. 30, 2002	June 30, 2002
Operating activities (net cash)	6,238	4,794	5,726	8,681
Net income	1,925	1,668	1,902	1,048
Depreciation and amortization	4,108	4,187	4,105	4,382
Other	205	(1,061)	(281)	3,251
Investing activities (net cash)	(3,841)	(2,905)	262	(19,295)
Property and equipment	(12,526)	(1,623)	(4,607)	(1,313)
Business investments	(3)	-	(91)	(61)
Financial investments	8,927	(1,282)	4,960	(17,921)
Other	(239)	-	-	-
Financing activities (net cash)	(3,178)	(1,694)	(4,479)	12,921
Proceeds from short-term borrowings	-	-	-	500
Repayments of short-term borrowings	-	(100)	(550)	(1,500)
Proceeds from long-term borrowings	-	11,500	500	-
Repayments of long-term borrowings	(2,083)	(12,059)	(2,116)	(5,099)
Proceeds from issuance of convertible bonds	-	-	63	20,000
Payments for dividends	(796)	(905)	(103)	(848)
Payments for purchase of treasury stock	(161)	-	(2,140)	-
Other	(139)	(131)	(133)	(132)
Cash and cash equivalents at beginning of the quarter	4,686	2,518	3,153	866
Cash and cash equivalents at end of the quarter	3,708	2,737	4,686	3,153

4. Current Topics

JSAT acquires ISO 14001 certification

On December 25, 2002, JSAT acquired the ISO 14001 certification, the international standard for environmental management systems. As a leading satellite operator in the Asia-Pacific region, JSAT is poised to redouble efforts to continually upgrade its environmental management systems, while minimizing the environmental impact of its business activities. These actions will reinforce JSAT's commitment to building an information & telecommunications-driven society that preserves the Earth's natural environment, while offering greater utility for customers.

5. Outlook for the Year Ending March 31, 2003

JSAT previously announced its outlook for the current fiscal year in May 2002. In accordance with the third quarter's operating results, JSAT revised its outlook for the year ending March 31, 2003, as follows:

(¥ Millions)

	Year ending March 31, 2003 (revised)	Year ending March 31, 2003 (previously announced)	Year-on-year comparison*
Revenues	44,900	43,700	+10.1
Operating income	12,100	11,000	+6.8
Net income	6,100	6,000	+8.8
Earnings per share (EPS)	¥16,032.55	¥15,659.50	+9.5
EBITDA	28,591	28,000	+2.2
EBITDA margin	63.6%	64.1%	-5.0

* Comparison between revised outlook and operating results for the year ended March 31, 2002

1. EPS is calculated based on the weighted average number of shares outstanding, that is, 380,475.92 shares at the end of March 31, 2003, on the assumption that JSAT does not purchase treasury stocks during the fourth quarter ending March 31, 2003.
2. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
3. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

6. Summary of Consolidated Financial Statements (unaudited)

(1) Summary of the Balance Sheets

(¥ Millions)

	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sep. 30, 2002
Assets			
Current assets	25,110	22,659	33,692
Investments, etc.	16,217	21,023	19,352
Property and equipment	126,139	121,720	117,873
Other assets	3,748	3,075	3,678
Total assets	171,214	168,477	174,593
Liabilities and shareholders' equity			
Current liabilities	18,696	26,357	17,272
Long-term liabilities	57,968	46,518	61,880
Minority interests	617	559	584
Common stock	53,770	53,770	53,770
Additional paid-in capital	35,009	35,018	35,009
Retained earnings:			
Appropriated for legal reserve	-	-	-
Unappropriated	4,853	601	3,876
Comprehensive income	2,602	5,656	4,338
Treasury stock	(2,301)	(1)	(2,135)
Total shareholders' equity	93,932	95,043	94,856
Total	171,214	168,477	174,593

(2) Summary of Statements of Income

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Change (%)	Sep. 30, 2002	June 30, 2002
Revenues	11,494	10,618	+8.3	11,423	10,647
Operating expenses	7,936	7,486	+6.0	8,220	8,209
Operating income	3,558	3,132	+13.6	3,203	2,438
Other income (expenses)	(158)	(193)	-	77	(494)
Income before income taxes and minority interests	3,400	2,939	+15.7	3,279	1,944
Income taxes	1,442	1,261	+14.3	1,379	885
Minority interests	(33)	(9)	-	1	(11)
Net income	1,925	1,668	+15.4	1,902	1,048

(3) Summary of the Cash Flows Statements

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Sep. 30, 2002	June 30, 2002
Operating activities (net cash)	6,238	4,794	5,726	8,681
Net income	1,925	1,668	1,902	1,048
Depreciation and amortization	4,108	4,187	4,105	4,382
Other	205	(1,061)	(281)	3,251
Investing activities (net cash)	(3,841)	(2,905)	262	(19,295)
Property and equipment	(12,526)	(1,623)	(4,607)	(1,313)
Business investments	(3)	-	(91)	(61)
Financial investments	8,927	(1,282)	4,960	(17,921)
Other	(239)	-	-	-
Financing activities (net cash)	(3,178)	(1,694)	(4,479)	12,921
Proceeds from short-term borrowings	-	-	-	500
Repayments of short-term borrowings	-	(100)	(550)	(1,500)
Proceeds from long-term borrowings	-	11,500	500	-
Repayments of long-term borrowings	(2,083)	(12,059)	(2,116)	(5,099)
Proceeds from issuance of convertible bonds	-	-	63	20,000
Payments for dividends	(796)	(905)	(103)	(848)
Payments for purchase of treasury stock	(161)	-	(2,140)	-
Other	(139)	(131)	(133)	(132)
Cash and cash equivalents at beginning of the quarter	4,686	2,518	3,153	866
Cash and cash equivalents at end of the quarter	3,708	2,737	4,686	3,153

7. Financial Highlights under Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Change	Sep. 30, 2002	June 30, 2002
	¥ Million	¥ Million	%	¥ Million	¥ Million
Revenues	11,494	10,618	+8.3	11,422	10,647
Operating Income	3,618	3,294	+9.8	3,428	2,590
Net Income	1,892	1,645	+15.0	1,843	1,111
Total assets	169,731	167,056	+1.6	173,081	177,160
Shareholders' equity	94,813	95,939	-1.2	95,775	97,062
Operating cash flows	6,102	4,654	+31.1	5,593	8,549
EBITDA	7,580	7,352	+3.1	7,470	6,524
EBITDA margin	66.0%	69.3%	-3.3	65.4%	61.3%
Net income per share	¥4,998.21	¥4,294.41	+16.4	¥4,828.30	¥2,901.52
Weighted average number of shares outstanding	378,592	383,154	-	381,737	383,154

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

8. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Millions)

	As of Dec. 31, 2002	As of Dec. 31, 2001	As of Sep. 30, 2002
Assets			
Current assets	18,010	21,422	27,105
Fixed assets	151,676	145,634	145 976
Deferred assets	43	-	-
Total assets	169,731	167,056	173,081
Liabilities and shareholders' equity			
Current liabilities	18,094	25,723	16,663
Long-term liabilities	56,184	44,809	60,035
Minority interests	638	584	606
Common stock	53,769	53,769	53,769
Additional paid-in capital	31,770	31,770	31,770
Retained earnings	9,830	5,668	8,884
Unrealized gains on securities	1,755	4,595	3,565
Foreign currency translation adjustment	(10)	136	(80)
Treasury stock	(2,301)	(0)	(2,134)
Total shareholders' equity	94,813	95,938	95,775
Total	169,731	167,056	173,081

(2) Summary of Statements of Income

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 21, 2001	Change (%)	Sep. 30, 2002	June 30, 2002
Revenues	11,494	10,618	+8.3	11,422	10,647
Operating expenses	7,875	7,323	+7.5	7,993	8,055
Operating income	3,618	3,294	+9.8	3,428	2,590
Other income (expenses)	95	(161)	-	148	(594)
Ordinary income	3,713	3,133	+18.5	3,576	1,996
Extraordinary income (expenses)	(335)	(231)	-	(358)	-
Income before income taxes and minority interests	3,377	2,901	+16.4	3,217	1,996
Income taxes	1,452	1,246	+16.5	1,375	876
Minority interests	(32)	(8)	-	1	(8)
Net income	1,892	1,645	+15.0	1,843	1,111

(3) Revenues for Each Service

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Change	Sep. 30, 2002	June 30, 2002
Telecommunications business services	3,175	3,412	-7.0	3,141	3,253
Satellite broadcasting services	5,435	4,494	+20.9	5,403	4,821
Telecommunications carrier services	2,418	2,183	+10.7	2,418	2,105
Others	465	526	-11.6	459	466
Total	11,494	10,618	+8.3	11,422	10,647

(4) Consolidated Statements of Cash Flow

(¥ Millions)

Three months ended	Dec. 31, 2002	Dec. 31, 2001	Sep. 30, 2002	June 30, 2002
Operating activities (net cash)	6,102	4,654	5,593	8,549
Income before income taxes	3,377	2,901	3,217	1,996
Depreciation and amortization	3,996	4,076	3,993	4,271
Payments for income taxes	(1,932)	(2,414)	0	(1,549)
Other	662	91	(1,617)	3,830
Investing activities (net cash)	(3,840)	(2,895)	262	(19,294)
Property and equipment	(12,525)	(1,613)	(4,606)	(1,312)
Business investments	(3)	-	(90)	(61)
Financial investments	8,926	(1,282)	4,959	(17,920)
Other	(239)	-	-	-
Financing activities (net cash)	(3,044)	(1,563)	(4,346)	13,052
Proceeds from short-term borrowings	-	-	-	500
Repayments of short-term borrowings	-	(100)	(550)	(1,500)
Proceeds from long-term borrowings	-	11,500	500	-
Repayments of long-term borrowings	(2,082)	(12,058)	(2,116)	(5,098)
Proceeds from issuance of convertible bonds	-	-	62	20,000
Payments for dividends	(796)	(905)	(103)	(848)
Payments for purchase of treasury stock	(160)	-	(2,139)	-
Other	(4)	-	-	-
Cash and cash equivalents at beginning of the quarter	4,685	2,518	3,153	865
Cash and cash equivalents at end of the quarter	3,708	2,737	4,685	3,153

9. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the third quarter ended December 31, 2002. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67% ownership)

SNET is a major Type 2 telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Millions)

For three months ended	Dec. 31, 2002
Revenues	1,177
Operating Income	96
Net Income	51

(2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type 2 telecommunications carrier providing companies with satellite intranet services.

(¥ Millions)

For three months ended	Dec. 31, 2002
Revenues	795
Operating Income	24
Net Income	(7)

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 25 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Millions)

For three months ended	Dec. 31, 2002
Revenues	3,985
Operating Income	125
Net Income	123

Operating results for Japan CableCast Inc. and JSAT International Inc., which are before commencement of services, are not described in this report.